UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

PLX Technology, Inc.

(Name of Subject Company)

Pluto Merger Sub, Inc.

(Offeror)

a wholly owned subsidiary of

Avago Technologies Wireless (U.S.A.) Manufacturing Inc.

(Offeror)

an indirect wholly owned subsidiary of

Avago Technologies Limited

(Offeror)

(Name of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

693417107

(Cusip Number of Class of Securities)

Patricia H. McCall

c/o Avago Technologies U.S. Inc.

350 W. Trimble Road, Building 90

San Jose, CA 95131

(408) 435-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Rich Capelouto

Atif Azher

Simpson Thacher & Bartlett LLP

2475 Hanover St.

Palo Alto, CA 94304

(650) 251-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$309,797,669.12	$39,901.94
*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) 45,983,253, the number of outstanding shares of PLX Technology, Inc. common stock, multiplied by $6.50, the per share tender offer price, (ii) 4,885,110, the number of shares issuable pursuant to outstanding options with an exercise price less than the offer price of $6.50 per share, multiplied by $2.22, which is the offer price of $6.50 per share minus the weighted average exercise price for such options of $4.28 per share and (iii) 10,000 restricted stock units multiplied by the offer price of $6.50 per share. The foregoing share figures have been provided by the issuer to the offerors and are as of August 5, 2014, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $39,891.94	Filing Party: Avago Technologies Limited, Avago Technologies Wireless (U.S.A) Manufacturing Inc. and Pluto Merger Sub, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: July 8, 2014

Amount Previously Paid: $10.00	Filing Party: Avago Technologies Limited, Avago Technologies Wireless (U.S.A) Manufacturing Inc. and Pluto Merger Sub, Inc.
Form or Registration No.: Schedule TO-T/A	Date Filed: August 8, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”), filed with the Securities and Exchange Commission on July 8, 2014 by (i) Pluto Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Avago Technologies Wireless (U.S.A.) Manufacturing Inc. (“Parent”), (ii) Parent, a Delaware corporation and an indirect wholly owned subsidiary of Avago Technologies Limited (“Avago”) and (iii) Avago, a company organized under the laws of the Republic of Singapore. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of PLX Technology, Inc. (the “Company”), a Delaware corporation, at a price of $6.50 per Share, in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the offer to purchase, dated July 8, 2014 (as amended and supplemented, the “Offer to Purchase”), and in the related letter of transmittal (as amended and supplemented, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Items 1-11.	Exhibits.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The Offer expired as scheduled at 12:00 midnight, New York City time, on August 11, 2014 (one minute after 11:59 P.M., New York City time, on August 11, 2014) and was not extended. The Depositary advised Parent and the Purchaser that, as of the Expiration Date, a total of 40,993,851 Shares had been validly tendered into and not properly withdrawn from the Offer, which tendered Shares represented approximately 80.3% of the Shares outstanding on a fully diluted basis (as defined in the Offer to Purchase).

The number of Shares validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to the Expiration Date satisfied the Minimum Condition. All conditions to the Offer having been satisfied (or waived), Purchaser accepted for payment and will promptly pay for all such Shares validly tendered into and not properly withdrawn prior to the Expiration Date.

Parent and the Purchaser expect the Merger to become effective as soon as possible following the consummation of the Offer, without a meeting of stockholders of the Company in accordance with Section 251(h) of Delaware Law, with the Company continuing as the Surviving Corporation and a wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive cash in an amount equal to the Offer Price, without interest, subject to any withholding of taxes required by applicable law, except for Shares (i) then-owned by Parent or any of its direct or indirect wholly owned subsidiaries, including the Purchaser, or held in treasury by the Company, which will be cancelled and no payment made with respect thereto, (ii) then-owned by wholly owned subsidiaries of the Company, each of which will be converted into one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation or (iii) held by any Company stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Section 262 of Delaware Law (unless such stockholder fails to perfect, withdraws, waives or loses the right to appraisal).

Following the completion of the Merger, the Shares will cease to be traded on NASDAQ and will be delisted.

On August 12, 2014, Avago, on behalf of itself, Parent and Purchaser, issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(ii) to the Schedule TO.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby supplemented by adding the following:

Index No.

(a)(5)(ii)	Press release issued by Avago Technologies Limited, on behalf of itself, Avago Technologies Wireless (U.S.A.) Manufacturing Inc. and Pluto Merger Sub, Inc., dated August 12, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2014

PLUTO MERGER SUB, INC.

By:	/s/ Hock E. Tan
Name: Hock E. Tan
Title: President and Chief Executive Officer

AVAGO TECHNOLOGIES WIRELESS (U.S.A.) MANUFACTURING INC.

By:	/s/ Anthony E. Maslowski
Name: Anthony E. Maslowski
Title: President and Secretary

AVAGO TECHNOLOGIES LIMITED

By:	/s/ Anthony E. Maslowski
Name: Anthony E. Maslowski
Title: Chief Financial Officer

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated July 8, 2014.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Summary Advertisement as published in the New York Times on July 8, 2014.*

(a)(1)(vii)	Form of Letter to Participants in the PLX Technology, Inc. Employee Stock Ownership Plan (“ESOP”) and ESOP Instruction Letter.*

(a)(5)(i)	Joint press release regarding announcement of the Merger Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Avago Technologies Limited with the SEC on June 23, 2014).*

(a)(5)(ii)	Press release issued by Avago Technologies Limited, on behalf of itself, Avago Technologies Wireless (U.S.A.) Manufacturing Inc. and Pluto Merger Sub, Inc., dated August 12, 2014.

(b)	Not Applicable.

(d)(1)	Agreement and Plan of Merger, dated June 23, 2014, by and among PLX Technology, Inc., Avago Technologies Wireless (U.S.A.) Manufacturing Inc. and Pluto Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).*

(d)(2)	Confidentiality Agreement, dated May 30, 2014, between PLX Technology, Inc. and Avago Technologies Wireless (U.S.A.) Manufacturing Inc.*

(d)(3)	Exclusivity Agreement, dated June 2, 2014, between PLX Technology, Inc. and Avago Technologies Wireless (U.S.A.) Manufacturing Inc.*

(d)(4)	Tender and Support Agreement, dated June 23, 2014, by and among Avago Technologies Wireless (U.S.A.) Manufacturing Inc., Pluto Merger Sub, Inc. and Potomac Capital Partners II, L.P., Potomac Capital Management II, L.L.C., Potomac Capital Partners III, L.P., Potomac Capital Management III, L.L.C., Potomac Capital Partners L.P., Potomac Capital Management, L.L.C., Paul J. Solit and Eric Singer (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).*

(d)(5)	Tender and Support Agreement, dated June 23, 2014, by and among Avago Technologies Wireless (U.S.A.) Manufacturing Inc., Pluto Merger Sub, Inc. and the directors and officers of the Company party thereto (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).*

(d)(6)	Transaction Support Agreement, dated June 20, 2014, between PLX Technology, Inc. and Discovery Equity Partners GP, LLC, Discovery Equity Partners, L.P. and their affiliates.*

(d)(7)	Amended and Restated PLX Severance Plan for Executive Management, dated June 22, 2014 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).*

(d)(8)	Executive Officer Retention Agreement, dated June 22, 2014, between PLX Technology, Inc. and David K. Raun (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).*

(d)(9)	Executive Officer Retention Agreement, dated June 22, 2014, between PLX Technology, Inc. and Arthur O. Whipple (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).*

(d)(10)	Executive Officer Retention Agreement, dated June 22, 2014, between PLX Technology, Inc. and Gene Schaeffer (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).*

(d)(11)	Executive Officer Retention Agreement, dated June 22, 2014, between PLX Technology, Inc. and Michael Grubisich (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).*

(d)(12)	Executive Officer Retention Agreement, dated June 22, 2014, between PLX Technology, Inc. and Vijay Meduri (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).*

(d)(13)	Executive Officer Retention Agreement, dated June 22, 2014, between PLX Technology, Inc. and Larry Chisvin (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by PLX Technology, Inc. with the SEC on June 23, 2014).*

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.